OMB APPROVAL
OMB Number:	3235-0058
Expires:	September 30, 2015
Estimated average burden
hours per response…	2.50
SEC FILE NUMBER 000-30877
CUSIP NUMBER G5876H105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: August 1, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marvell Technology Group Ltd.

Full Name of Registrant

Former Name if Applicable

Canon’s Court, 22 Victoria Street

Address of Principal Executive Office (Street and Number)

Hamilton HM 12, Bermuda

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c).

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

Marvell Technology Group Ltd. (“Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended August 1, 2015 (“Quarterly Report”) within the prescribed time period without unreasonable effort or expense for the reasons described below.

As disclosed in the Company’s press release dated September 11, 2015, the Audit Committee of the Company’s Board of Directors is conducting an independent investigation of certain accounting and internal control matters in the second quarter of fiscal 2016. The investigation consists of a review of certain revenue recognition issues in the second quarter of fiscal 2016 and any associated issues with whether senior management’s operating style during the period resulted in an open flow of information and communication to set an appropriate tone for an effective control environment. More specifically, the investigation has focused on the approximately 7 to 8 percent of revenue recognized in the second quarter of fiscal 2016 that, based upon the original customer request date, would have been received and earned in the third quarter of fiscal 2016 and is now no longer available for receipt in that quarter. Such percentage represents an increase over the prior four quarters and is indicative of softening demand for certain of the Company’s products. This was particularly the case in the storage end market where, as a result of a weaker global economy and a slow-down in the PC market, the Company saw weaker than expected demand for HDD products as the overall total available market declined. The Audit Committee’s investigation to date has revealed no material issues regarding the Company’s 2016 second quarter financial results, and the Company believes the investigation will have no material impact on its previously issued financial statements. The Audit Committee is also reviewing certain aspects of the Company’s internal control over financial reporting, including controls for the establishment of reserves for litigation and whether senior management’s operating style resulted in an open flow of information and communication to set an appropriate tone for an effective control environment. The Company’s review of such internal controls is ongoing and may ultimately affect management’s conclusion of the effectiveness of internal control over financial reporting as of the end of the second quarter of fiscal 2016. For these reasons the Company has experienced a delay in the completion of its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations and other related components of the Quarterly Report.

The Audit Committee and Company management are also discussing potential enhancements to the Company’s internal controls and remedial actions to address the items discussed above and the adequacy of financial reporting resources. As a result, the Company is not providing any guidance as to the expected results for the third quarter of fiscal 2016 at this time.

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements often include words such as “believe,” “expect,” “will,” or similar expressions. These statements are not guarantees of results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative, including that additional issues or facts may be identified during the Audit Committee’s investigation that could cause material impacts on the Company’s historical or anticipated financial results. The Company therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sukhi Nagesh	408	222-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting the following results of operations for the second fiscal quarter and first half of 2016, which anticipated results are presented alongside the comparable periods for the prior fiscal year, and the results for the first fiscal quarter of fiscal 2016.

Marvell Technology Group Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended			Six Months Ended
	August 1,	May 2,	August 2,	August 1,	August 2,
	2015	2015	2014	2015	2014
Net revenue	$711,326	$724,288	$961,545	$1,435,614	$1,919,375
Cost of goods sold	748,346	351,153	477,741	1,099,499	971,601

Gross profit (loss)	(37,020)	373,135	483,804	336,115	947,774
Operating expenses:
Research and development	296,160	280,114	294,764	576,274	590,127
Selling and marketing	30,841	36,174	33,949	67,015	72,307
General and administrative	33,982	41,027	31,333	75,009	61,906
Amortization and write-off of acquired intangible assets	2,568	2,568	3,304	5,136	9,993

Total operating expenses	363,551	359,883	363,350	723,434	734,333

Operating income (loss)	(400,571)	13,252	120,454	(387,319)	213,441
Interest and other income, net	6,790	5,167	12,263	11,957	14,188

Income (loss) before income taxes	(393,781)	18,419	132,717	(375,362)	227,629
Provision (benefit) for income taxes	(11,351)	4,329	(6,153)	(7,022)	(10,720)

Net income (loss)	$(382,430)	$14,090	$138,870	$(368,340)	$238,349

Basic net income (loss) per share	$(0.74)	$0.03	$0.27	$(0.71)	$0.47

Diluted net income (loss) per share	$(0.74)	$0.03	$0.27	$(0.71)	$0.46

Shares used in computing basic earnings (loss) per share	516,368	516,228	511,821	516,298	508,463
Shares used in computing diluted earnings (loss) per share	516,368	527,167	520,269	516,298	520,510

The results of operations for the second quarter of fiscal 2016 may change if the Audit Committee’s investigation determines that any net revenue was not properly recognized in the second quarter of fiscal 2016 or that any other adjustments are needed to such results, or as a result of review procedures for the quarter.

Cost of goods sold includes a litigation accrual of approximately $394 million recognized by the Company under ASC Topic 450, “Contingencies,” in connection with the Carnegie Mellon University and certain other pending litigation.

Marvell Technology Group Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 11, 2015	By	/s/ Sukhi Nagesh
Sukhi Nagesh
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

4